Exhibit 12(b)

PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	12 Months	12 Months
	Ended	Ended
	September 30,	December 31,

	2001 (c)	2000 (c)	1999	1998	1997
Fixed charges, as defined:
Interest on long-term debt	$ 214	$ 223	$ 205	$ 188	$ 195
Interest on short-term debt and other interest	6	16	12	14	17
Amortization of debt discount, expense and premium - net	5	4	3	2	2
Interest on capital lease obligations:
Charged to expense		4	9	8	9
Capitalized			1	2	2
Estimated interest component of operating rentals	8	14	19	18	15

Total fixed charges	$ 233	$ 261	$ 249	$ 232	$ 240

Earnings, as defined:
Net income (a)	$ 81	$ 250	$ 444	$ 361	$ 308
Preferred security dividend requirements	25	26	37	48	40
Less undistributed income of equity method investments
	106	276	481	409	348

Add (Deduct):
Income taxes	64	171	151	273	248
Amortization of capitalized interest on capital leases		2	2	2	2
Total fixed charges as above (excluding capitalized interest on capitalized lease obligations)	233	261	248	230	238

Total earnings	$ 403	$ 710	$ 882	$ 914	$ 836

Ratio of earnings to fixed charges (b)	1.73	2.72	3.54	3.94	3.48

(a)	2001, 2000, 1999 and 1998 net income excluding extraordinary items.
(b)	Based on earnings excluding nonrecurring items, the ratio of earnings to fixed charges are:
2000, 2.56; 1999, 3.35; and 1998, 3.53.
(c)	Due to the corporate realignment on July 1, 2000, prior years are not comparable to 2001 and 2000.